Exhibit 1

JOINT FILING AGREEMENT

August 19, 2022

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 19, 2022

/s/ Neil S. Subin
Neil S. Subin

milfam ci llc spartacus

By:	MILFAM CI Management LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Sole Member

MILFAM CI MANAGEMENT LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Sole Member